December 5, 2012

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Gas Equity Partners, LP

Registration Statement on Form S-1

File No. 333-184763

Ladies and Gentlemen:

As representative of the several underwriters of Western Gas Equity Partners, LP’s (the “Partnership”) proposed public offering of up to 17,250,000 common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Washington, D.C. time) on December 6, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated December 3, 2012, through the date hereof:

Preliminary Prospectus dated December 3, 2012:

12,237 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned as a representative of the several underwriters, has and will, and each underwriter has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.
As Representative of the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President